Exhibit 99.2

FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTCUT AVENUE, NW — SUITE 840

WASHINGTON, DC 20036

202-467-6862 — (FAX) 202-467-6963

December 29, 2011

Board of Directors

HomeTrust Bank

10 Woodfin Street

Asheville, North Carolina 28802

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of HomeTrust Bank (the “Bank”), pursuant to the Plan of Conversion (the “Plan”) adopted by the Board of Directors of the Bank, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Bank will convert from the mutual to stock form of organization, issue all of its capital stock to a newly formed holding company, HomeTrust Bancshares, Inc. (the “Company”), and the Company will offer all of its outstanding shares of common stock for sale in a subscription offering to eligible account holders, an employee stock ownership plan, supplemental eligible account holders, and other members. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by the Company for sale in a community offering to members of the general public.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.